PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


05005299

13th January 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th January 2005:

"Mauritania Drilling Update"

Yours faithfully

PROCESSED
JAN 26 2005
THOMSON
FINANCIAL



Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Further to the release on 11 January 2005, Premier provides the following additional information on the Tiof-6 appraisal well:

Evaluation of wireline and drilling data, including downhole pressure measurements and fluid sampling indicates that Tiof-6 has intersected oil over a gross interval of at least 123 metres. Wireline oil samples have been recovered to surface. It is interpreted that no gas or water leg has been intersected by the well. The interval comprises several good quality sands of varying thickness. The well will now be cased and temporarily suspended, allowing the West Navigator rig to conduct Chinguetti development drilling, before returning to flow test Tiof-6.

The Tiof-6 well is the 4th appraisal well following the two discovery wells completed in late 2003. The appraisal programme is proceeding on prognosis and the joint venture is planning to complete the test of the 4th appraisal well before refining development plans.

The Chinguetti field, 25km to the south of the Tiof field, was given development approval in May 2004 and is on schedule for first production in early 2006 at approximately 75,000 barrels of oil per day (bopd), 6,000 bopd to Premier. Development drilling is currently underway. The Tevét-1 discovery well drilled in October 2004 is located within tie-back distance to the Chinguetti field.

The West Navigator and Stena Tay drilling rigs will remain on location offshore Mauritania throughout the greater part of 2005, and will be drilling exploration and appraisal wells in addition to Chinguetti, and possibly Tiof, development wells.

13 January 2005

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
Tony Friend
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells were completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 18 wells is in place for 2005. Exploration of Premier's Egyptian acreage began in December 2004 with the Al Amir-1 well. In India, the Lakkhi-1 well is planned to commence in February 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.